July 12, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TDH Holdings, Inc.
Request for Withdrawal of Registration Statement on Form F-3
File No. 333-262786

Ladies and Gentlemen:

On February 16, 2022, TDH Holdings, Inc. (the “Company”), filed a Registration Statement on Form F-3 (File No. 333-262786) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for the resale registration of 21,886,536 the Company’s common shares (the “Offering”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.  The Company has determined at this time not to proceed with the Offering proposed in the Registration Statement due to the fact that the selling shareholders who would have liked to register their shares for resale on Form F-3 now can satisfy the terms and conditions under Rule 144 of the Securities Act, and accordingly no longer need the Company to register their shares for resale on Form F-3.

The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold in connection with the Offering

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Please feel free to contact Matt Chmiel, legal counsel to the Company, at 804-775-7631 or via email at mchmiel@mcguirewoods.com if you have any questions. Thank you for your assistance with this matter.

Sincerely,

TDH Holdings, Inc.

By:  /s/ Dandan Liu

Chair and Chief Executive Officer